UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):
March 31, 2016

ELIO MOTORS, INC.
(Exact name of issuer as specified in its charter)

Arizona	27-1288581
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016
(Full mailing address of principal executive offices)

(480) 500-6800
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock, no par value

Item 9.   Other Events

Elio Motors, Inc. (“we,” “us” or “our”) provides the following unaudited financial information for the three months ended March 31, 2016.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Since our incorporation in October 2009, we have been engaged primarily in design and development of the Elio and obtained loans, investments and reservations to fund that development.  We are considered to be a development stage company, since we devote substantially all of our efforts to the establishment of our business and planned principal operations have not commenced.  We completed the initial design for the Elio as well as our business model in December 2012.  In 2013, we began accepting reservations for the Elio, purchased manufacturing equipment, built two prototypes and secured a manufacturing facility. During 2014, we sourced suppliers and services providers, built a fourth prototype and applied for the ATVM loan (described below).  In 2015, we built an additional prototype, issued convertible subordinated note offering, and filed an offering statement with the SEC under Regulation A, which was approved on November 20, 2015.  The Regulation A offering closed in February 2016.

Cash investment has totaled $24,777,600, net of related expenses, from incorporation through March 31, 2016 and loans have totaled $45,118,219 from incorporation through March 31, 2016.  We have also obtained deposits from persons desiring to reserve an Elio totaling $22,076,800 through March 31, 2016.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until late in 2016 at the earliest, but more likely in 2017.

For the three months Ended March 31, 2016 Compared to March 31, 2015.  Operating expenses for the three months ended March 31, 2016 increased by 225% over the comparable 2015 period, due primarily to a significant increase in engineering, research and development costs.

Interest expense decreased by 31% due to the cessation of default interest charges at 18% per annum on the note to Racer Trust beginning January 1, 2016.

As a result, our net loss for the three months ended March 31, 2016 was $9,050,679, as compared to $4,268,365 for the comparable 2015 period, an increase of 112%.  Our accumulated deficit was $75,303,304 at March 31, 2016.

Liquidity and Capital Resources

March 31, 2016.  As of March 31, 2016, we had cash of $2,909,373 and a working capital deficit of $9,141,992, as compared to cash of $6,870,044 and a working capital deficit of $6,443,499 at December 31, 2015.  The increase in the working capital deficit results primarily from a decrease in cash as well as an increase in the fair value of derivative liability.

We obtained a forbearance agreement until July 31, 2016 with respect to our CH Capital Lending (Lender) note due July 31, 2015, which is secured by a first position in equipment in the Shreveport, Louisiana manufacturing facility.  The lender is an affiliate of Stuart Lichter, one of our directors and significant stockholders.  We have three loans from Mr. Lichter totaling $1,900,500 which are also due July 31, 2016. We also obtained a deferral of the lease payments on the Shreveport facility until August 1, 2016.  Such payments were to have commenced on August 1, 2015.  The lessor, Shreveport Business Park, is an affiliate of Mr. Lichter.

We also have a long-term loan of $23,000,000 from the Racer Trust which was incurred in March 2013 in connection with the purchase of the equipment at the Shreveport facility.   This loan was to be repaid in monthly installments of $173,500 beginning on November 1, 2013, with the entire remaining balance due September 1, 2016.  We were delinquent on the first payment, which triggered default interest to be charged on the loan at 18% per annum.  Payments made in 2014 were applied to this interest.  In March 2015, we entered into an amendment to the promissory note which deferred the installment payments until January 1, 2016 and extended the maturity date to July 1, 2017.

In addition to the agreements made with our lenders to defer cash outlays, we have funded our operations during the three months ended March 31, 2016 primarily through the receipt of customer reservations of $1,396,250 and the net proceeds from our Regulation A offering.

In August 2015, we filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Securities and Exchange Commission on November 20, 2015.  We offered a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis, at a price of $12.00 per share.  On February 16, 2016 we closed the Regulation A offering, after issuing 1,410,048 shares of common stock for cash proceeds of $16,027,321, net of offering expenses.

Future Financing

Much of the vehicle engineering has been completed, and we are finalizing our engineering simulations, which suggest that the important vehicle performance milestones can be achieved.  To date, $23.3 million has been invested in vehicle engineering and development.  We obtained approximately $16.0 million in net proceeds from our Regulation A offering to build prototypes.  Upon completion of this phase, the vehicle production costs, as well as the performance and safety profiles, will be understood to a level that will allow for the kick-off of tooling.  With the development risks addressed, we will then be in a position to raise larger amounts of capital, estimated to be up to an additional $312 million to fund the completion of prototypes, testing, facility fit-up and move into production.

We are pursuing multiple options for such funding, rather than relying on one source.  We believe funding will come from a combination of short-term and long-term sources and from one or more of the sources discussed below, as well as more traditional sources (not discussed), such as venture debt arrangements and capital leasing on equipment.

Customer Reservations.  Customer reservations have provided significant funding for us in the past and we expect reservations to be a significant source of short-term liquidity in the future.  With each progressive step in our development, we have experienced a surge in reservations.  In addition, as we achieve subsequent milestones in the development of the Elio, customer confidence increases.  Accordingly, we expect to see surges in reservations as the following milestones are achieved and announced:  completion of prototypes, testing results, confirmation of mileage, guarantee of the sales price, hiring at the manufacturing facility, and, hopefully before production commences, scarcity.

Through March 31, 2016, we have $22,076,800 in reservations, an average of $566,072 per month.  Of this amount, $4.8 million is held by credit card processing companies as a percentage of non-refundable reservations, which will be released no later than start of production.

Sale of Excess Equipment.  We will not use all of the equipment purchased at the Shreveport facility.  Through March 31, 2016, sales of excess equipment has yielded $5,002,786.  We will continue to sell excess equipment and use the proceeds to pay down the CH Capital Lending loan.

Advanced Technology Vehicles Manufacturing (ATVM) Loan Program.  In 2007, the Advanced Technology Vehicles Manufacturing (ATVM) Program was established by Congress to support the production of fuel-efficient, advanced technology vehicles and components in the United States.  To date, the program, which is administered by the U.S. Department of Energy’s Loan Programs Office, has made over $8 billion in loans, including loans to Ford ($5.9 billion), Nissan ($1.45 billion) and Tesla ($465 million).  This loan program provides direct loans to automotive or component manufacturers for re-equipping, expanding, or establishing manufacturing facilities in the United States that produce fuel-efficient advanced technology vehicles (ATVs) or qualifying components, or for engineering integration performed in the U.S. for ATVs or qualifying components.  The ATVM loans are made attractive to applicants due to their low interest rates (set at U.S. Treasury rates (approximately 2% to 4%), minimal fees (no application fees or interest rate spread and only a closing fee of 0.1% of loan principal amount), and long loan term life of up to 25 years (set at the assets’ useful life).  In order to qualify, auto manufacturers must be able to deliver “light duty vehicles” having 25% greater fuel economy than comparable models produced in 2005 or “ultra-efficient vehicles” that achieve at least 75 miles per gallon.  In addition, ATVM borrowers must remain financially viable over the life of the loan without the receipt of additional federal funding associated with the proposed project.

The ATVM application process is comprised of 4 stages:
1.	Application – Part I: Determine basic eligibility
2.	Application – Part II: Confirmatory due diligence
3.	Conditional Commitment: Negotiate term sheet
4.	Loan Guarantee: Negotiate final agreements

Elio Motors has completed the first stage by submitting an application for a loan of approximately $185 million, the proceeds of which would be used to partly fund the purchase of equipment and equipment installation into the Shreveport facility prior to and ramp up after the start of production.  As of January 15, 2015, the Department of Energy (DOE) has confirmed that the Company has achieved the technical criteria for the loan.  Due diligence has been pending upon the confirmation of the Company’s financial backing. The Company has shared its production timing plans with the DOE, including the financing milestones to be achieved to kickoff production tooling in order to meet the Company’s start of production date. While the DOE has acknowledged and seems to be sensitive to the Company’s requirements, it has not made any commitments regarding its ability to meet these funding milestones. The specific terms and conditions of the ATVM loan will be negotiated with each applicant during the conditional commitment stage.  If the Company is unable to obtain a loan under the ATVM Program, it will rely on funding through customer reservations, selling debt and/or equity securities, and possibly CAFE credits.

CAFE Credits.  In 1975 in response to the Arab oil embargo, the U.S. Congress enacted Corporate Average Fuel Economy (CAFE) standards in an effort to reduce U.S. dependence on foreign oil and save on fuel costs through the improvement of U.S. automobile fuel efficiencies.  The National Highway Traffic Safety Administration (NHTSA) is responsible for administering the CAFE program, which was amended in 2007 to establish a trading credit program to incentivize auto manufacturers to further improve vehicle fuel efficiencies.  Auto manufacturers may earn CAFE credits (or be penalized) by exceeding (or failing to meet) increasingly more ambitious compliance standards for the model year of each passenger car or light duty truck produced.  Accumulated CAFE credits are transferable and saleable to other auto manufacturers and can be carried forward up to five years.  Credits (or penalties) are totaled for the manufacturer’s entire production fleet for a particular model year, and are applied at a rate of $55 per 1 mpg above (or below) the standard.  The CAFE standard has been amended to increase mpg for cars and light trucks to 48.7 to 49.7 mpg by 2025.

According to the estimated fuel economy of the Elio, it is expected that we could be well positioned to earn a substantial number of credits, from which we could generate extensive future revenues through the sale and transfer of these credits to other auto industry manufacturers. We have received indications from auto industry manufacturers that they would purchase our credits upon confirmation that we can participate in the CAFE program.  Currently, we do not qualify for participation in the CAFE program, since the Elio is not an automobile.  We have been working with members of Congress and with the former acting head of the NHTSA to permit participation in the program by autocycles.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
BALANCE SHEETS
MARCH 31, 2016 AND DECEMBER 31, 2015

	March 31, 2016	December 31, 2015
Assets	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$2,909,373	$6,870,044
Restricted cash held in escrow	2,626,334	3,806,378
Prepaid expenses	2,104,154	471,170
Other current assets	429,022	336,733
Assets held for sale	1,474,071	2,100,000
Total Current Assets	9,542,954	13,584,325

Restricted cash held for customer deposits	5,956,937	5,816,407
Machinery and equipment, net	14,502,418	14,499,340
Facility under capital sublease, net	5,389,736	5,448,964
Total Assets	$35,392,045	$39,349,036
Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable and accrued liabilities	$3,816,562	$3,618,403
Refundable customer deposits	1,114,900	1,092,750
Interest payable, current portion	2,306,080	4,959,444
Derivative liabilities - fair value of warrants	1,555,766	655,244
Notes payable due to related party, net of discount	9,891,638	9,701,983
Total Current Liabilities	18,684,946	20,027,824

Nonrefundable customer deposits	20,961,900	19,587,800
Interest payable, net of current portion	9,785,994	6,757,983
Convertible notes payable, net of discount	2,463,928	2,504,346
Notes payable, net of current portion and discount	19,736,020	19,565,099
Capital sublease obligation	6,022,677	6,022,677
Total Liabilities	77,655,465	74,465,729
Commitments and contingencies (see notes to financial statements)
Stockholders' Deficit:
Common stock, no par value, 100,000,000 shares authorized,
26,512,893 and 26,320,322 shares issued and outstanding
on March 31, 2016 and December 31, 2015, respectively	33,039,884	31,135,932
Accumulated deficit	(75,303,304)	(66,252,625)
Total Stockholders' Deficit	(42,263,420)	(35,116,693)
Total Liabilities and Stockholders Deficit	$35,392,045	$39,349,036

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(UNAUDITED)

	Three Months Ended	Three Months Ended
	March 31, 2016	March 31, 2015
Costs and Expenses:
Engineering, research and development costs	$3,598,364	$20,529
General and administrative expenses	1,539,136	1,115,274
Sales and marketing expenses	1,557,720	925,088
Total costs and expenses	6,695,220	2,060,891

Loss from operations	(6,695,220)	(2,060,891)

Other income (expense):
Interest income	4,463	2
Interest expense	(1,533,299)	(2,207,476)
Loss on change in fair value of derivative liability	(826,623)	-
Total other income and expenses	(2,355,459)	(2,207,474)

Net Loss	$(9,050,679)	$(4,268,365)

Weighted-average number of common shares outstanding	26,410,717	25,077,500

Basic loss per share:	$(0.34)	$(0.17)

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(UNAUDITED)

	Three Months Ended	Three Months Ended
	March 31, 2016	March 31, 2015
Cash Flows From Operating Activities
Net Loss	$(9,050,679)	$(4,268,365)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	61,833	75,000
Amortization of discount on notes payable	388,317	393,579
Amortization of deferred financing costs	77,343	49,881
Accrued interest on capital sublease obligation	743,329	-
Loss on change in fair value of derivative liability	826,623	-
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(1,624,265)	5,392
Accounts payable and accrued liabilities	198,158	630,918
Interest payable	(363,247)	1,404,457
Net Cash Used in Operating Activities	(8,742,588)	(1,709,138)

Cash Flows From Investing Activities
Change in restricted cash	1,039,513	(317,738)
Purchases of machinery and equipment	(5,683)	-
Proceeds from sale of machinery and equipment	625,929	357,265
Net Cash Provided by Investing Activities	1,659,759	39,527

Cash Flows from Financing Activities
Customer deposits	1,396,250	1,433,048
Issuance of common stock	2,006,712	-
Common stock issuance costs	(179,796)	-
Repayments of notes payable	-	(277,000)
Payment of deferred financing costs	-	(19,243)
Proceeds from convertible notes	-	180,000
Repayments of advances from related party	-	(400)
Advances to related party	(101,008)	12,000
Net Cash Provided by Financing Activities	3,122,158	1,328,405

Net Change in Cash and Cash Equivalents	(3,960,671)	(341,206)
Cash and Cash Equivalents at Beginning of Period	6,870,044	374,652
Cash and Cash Equivalents at End of Period	$2,909,373	$33,446

Supplemental Disclosure of Noncash Investing and Financing Activities:

During the three months ended March 31, 2016, the Company has reclassified $150,936 from convertible notes payable and accrued interest to equity due to the conversion of convertible notes payable into shares of common stock.

During the three months ended March 31, 2016, the Company reclassified $2,680 from derivative liabilities to equity due to the exercise of a portion of our outstanding warrants into shares of common stock.

See accompanying notes to financial statements

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

The financial information presented should be read in conjunction with the Company’s latest annual audited financial statements to obtain full disclosure information.

NOTE 1	BASIS OF PRESENTAION
The accompanying financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the consolidated financial statements reflect all adjustments (of a normal and recurring nature) which are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three months ended March 31, 2016 are not necessarily indicative of the results to be expected for the entire fiscal year.

NOTE 2	ORGANIZATION AND BUSINESS ACTIVITIES
Elio Motors, Inc., an Arizona corporation (the “Company”), was formed on October 26, 2009. The Company was created to provide affordable transportation to those commuters seeking an alternative to today’s offering and at the same time provide vital American jobs. The Company is in the process of designing a three wheeled vehicle for mass production in the U.S. that achieves ultra-high fuel economy, exceeds safety standards and a targeted base price of $6,800, which excludes options, destination/delivery charges, taxes, title and registration.

Pursuant to the articles of incorporation, the Company is authorized to issue 100,000,000 shares of common stock and 10,000,000 preferred shares, of which 100,000 preferred shares are designated as Series A Convertible Preferred shares (“Series A shares”). The Company’s common stock and preferred shares have no par value. The Series A shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the holder’s election. The Series A shares rank senior and prior to the common shares and any other class of preferred shares with respect to dividend rights, and rights upon liquidation, winding up or dissolution. Issued Series A shares shall accrue and accumulate an 8% cumulative preferential cash dividend based on the purchase price per share. Such dividends are payable when declared by the Board of Directors of the Company. There were no preferred shares issued at March 31, 2016 and December 31, 2015.

NOTE 3	BASIC AND DILUTED LOSS PER COMMON SHARE
Basic and diluted loss per common share common share is computed based on the weighted average number of common shares outstanding. Loss per share excludes the impact of outstanding options and warrants as they are antidilutive. Potential common shares excluded from the calculation at March 31, 2016 relate to 108,316 from warrants, 1,995,594 from options, and 871,356 from convertible notes payable.  At March 31, 2015 the potential common shares excluded relate to 1,887,554 from options, and 30,100 from convertible notes payable.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 4	FAIR VALUES OF ASSETS AND LIABILITIES
The Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2—Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company uses valuation methods and assumptions that consider among other factors the fair value of the underlying stock, risk-free interest rate, volatility, expected life and dividend rates in estimating fair value for the warrants considered to be derivative instruments.

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of March 31, 2016.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$-	$-	$1,555,766	$1,555,766

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$-	$-	$655,244	$655,244

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 4	FAIR VALUES OF ASSETS AND LIABILITIES (CONTINUED)

	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Warrant liabilities	Black-Scholes option pricing method	Risk-free rate	0.20%
		Time to liquidity event	3-5 yrs.
		Dividend yield	0.00%
		Volatility	53.70%

The Company’s recurring Level 3 instruments consisted of a stock warrant liability, which was valued using the Black-Scholes option pricing model. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity. The change in any of those inputs in isolation would result in a significant change of fair value measurement.  The following table describes the valuation techniques used to calculate the fair values for the financial instruments in the Level 3 hierarchy:

A reconciliation of the warrant liability measured at fair value on a recurring basis with the use of significant unobservable inputs (level 3) from January 1, 2016 to March 31, 2016 follows:

Balance at January 1, 2016	$655,244
Issuance of warrants	76,579
Change in fair value of warrants included in earnings	826,623
Exercise of warrants	(2,680)
Balance at March 31, 2016	$1,555,766

NOTE 5	PROPERTY AND EQUIPMENT
The Company started disposing of excess machinery and equipment from the Shreveport facility with approval of its secured creditors.  For the three months ending March 31, 2016, the equipment sales were $625,929 with $1,287,037 held in escrow, $164,325 applied to the senior promissory notes principal and interest and the balance paid in fees.

NOTE 6	CUSTOMER DEPOSITS
The Company has received customer deposits ranging from $100 to $1,000 per order for purposes of securing their vehicle production slot.  As of March 31, 2016, the Company received refundable deposits of $1,114,900 which are refundable upon demand. Refundable deposits are included in current liabilities in the accompanying balance sheet.  The Company has received $20,961,900 in nonrefundable deposits.  The nonrefundable deposits are included in long term liabilities in the balance sheet since consumer production is expected to begin mid-2017.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)
NOTE 7	LONG TERM DEBT
Senior Promissory Note
The Company entered into a forbearance agreement with CH Capital Lending, LLC (“CH Capital”) a related party, which defers the enforcement long term liabilities in the accompanying balance sheet.

The Company started disposing of excess machinery and equipment from the Shreveport facility through agreement with its secured creditors.  Proceeds from the sale are being paid to the CH Capital note. Through March 31, 2016, the amount applied to principal and interest was $3,268,469.

Subordinated Promissory Notes
On March 17, 2015, the Company entered into the first amendment to the subordinated promissory note with RACER.  The first amendment delayed the monthly minimum payments from January 1, 2015 until January 1, 2016.  The first amendment also extended the maturity date from September 1, 2016 to July 1, 2017

Convertible Subordinated Secured Notes Payable
The Company has executed various convertible subordinated secured notes (“secured convertible notes”) to multiple individuals and trusts.  The notes can be converted into common stock and have a maturity date of September 30, 2022.  The secured convertible notes incur interest, payable upon maturity at 5% per annum on the principal amount.  As of March 31, 2016, the secured convertible notes issued totaled $2,463,928, net of discounts and issuance costs.  Accrued interest as of March 31, 2016 amounted to $172,704.

As of March 31, 2016, the Company converted $145,500 of principal and $5,436 of accrued interest from its Tier 1 Convertible Subordinated Notes into 25,240 shares of the Company’s common stock at a conversion price of $5.98.  There have been no Tier 2 Convertible Subordinated Notes converted as of March 31, 2016.  The Company has $4,855,060 outstanding of the Tier 1 and $341,000 outstanding of the Tier 2 Convertible Subordinated Secured Notes as of March 31, 2016.

NOTE 8	COMMON STOCK
On February 16, 2016, the Company closed the Regulation A offering, after issuing 1,410,048 shares of common stock for cash proceeds of $16,027,321, net of offering expenses.  As of February 31, 2016, the Company incurred additional non-cash offering costs of $76,579, for a total of $115,902 related to the issuance of warrant liabilities.

As of March 31, 2016, the Company issued an additional 25,240 shares of common stock in connection with the conversion of the convertible subordinated secured notes payable as discussed in Note 7.

As of March 31, 2016, the Company issued an additional 105 shares of common stock in connection with the exercise of warrants issued in connection with the Regulation A offering.

ELIO MOTORS, INC.
(AN ARIZONA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2016 (UNAUDITED)

NOTE 9	COMMITMENTS AND CONTINGENCIES
Sales Discounts
The Company provides a sales discount for nonrefundable deposit customers equal to 50% of the nonrefundable deposit, up to $500 per deposit.  The deposit will be applied toward the purchase of the vehicle at the time of the purchase.  No liability has been recorded for the nonrefundable deposit sales discount since the utilization cannot be reasonably estimated at this time.  Future committed sales discounts offered amounted to approximately $10,480,950 at March 31, 2016.

NOTE 10	RELATED PARTY TRANSACTIONS
As of March 31, 2016, the Company advanced to its President and CEO $429,022.  This advance is reflected on the accompanying balance sheets in other current assets.  The note incurs interest at the Federal Funds rate per annum and is due on demand.  As of March 31, 2016, the Federal Funds rate was 0.65%.  On May 3, 2016 the advance to the President and CEO was repaid in full.

NOTE 11	SUBSEQUENT EVENTS
The Company has evaluated subsequent events that have occurred through May 13, 2016 which is the date of the filing of these financial statements, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements except as discussed in Note 10.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELIO MOTORS, INC. (Exact name of issuer as specified in its charter)

By:	/s/ Paul Elio
Paul Elio Chief Executive Officer

By:	/s/ Connie Grennan
Connie Grennan Chief Financial Officer

Date:	May 13, 2016